TRUST FOR PROFESSIONAL MANAGERS

AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT

with

WILLIAM BLAIR INVESTMENT MANAGEMENT, LLC

THIS AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is made as of October 1, 2015, by and between Trust for Professional Managers (the “Trust”), a Delaware statutory trust, on behalf of the series of the Trust listed in Schedule A hereto, as may be amended from time to time (each a “Fund” and collectively, the “Funds”), and the investment adviser to the Funds, William Blair Investment Management, LLC (the “Adviser”), a Delaware limited liability company located at 222 West Adams Street, Chicago, Illinois, 60606.

WITNESSETH:

WHEREAS, the Trust, on behalf of the Funds, and William Blair & Company, L.L.C. (“WBC”) have previously entered into an Investment Advisory Agreement dated as of October 28, 2014 (the “WBC Agreement”); and

WHEREAS, effective October 1, 2015, WBC will implement a corporate restructuring (the “Restructuring”) such that the Adviser shall provide the investment management services that WBC had provided to the Trust prior to the Restructuring, by reorganizing such services into the Adviser; and

WHEREAS, the Trust, on behalf of the Funds, and the Adviser desire to amend the WBC Agreement for the purpose of replacing WBC with the Adviser, as of the effective date of the Restructuring; and

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Amended and Restated Investment Advisory Agreement between the Trust and the Adviser dated as of October 1, 2015, (the “Investment Advisory Agreement”); and

WHEREAS, each Fund, and each of the Funds’ respective classes, if any, are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Trust, on behalf of the Funds, and WBC have previously entered into an Operating Expense Limitation Agreement dated October 28, 2014 (the “WBC Expense Limitation Agreement”); and

WHEREAS, WBC, the Adviser and the Trust, on behalf of the Funds, have entered into an assignment and assumption agreement with respect to the WBC Expense Limitation Agreement; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits; and

WHEREAS, the Funds and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to enter into this Agreement by which the Adviser limits the expenses of the Funds, and, therefore, have entered into this Agreement in order to maintain the Funds’ expense ratio within the Annual Limit, as defined below.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of such Fund’s average daily net assets to the amount listed in Schedule A (the “Annual Limit”). In the event that the current Operating Expenses of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to such Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds is defined to include all expenses necessary or appropriate for the operation of each Fund and each of its classes, if any, including without limitation the Adviser’s management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to Paragraph 1 of this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its management fee under the Investment Advisory Agreement.

4. TERM. This Agreement shall become effective with respect to the Funds at the time the Funds commence operations pursuant to an effective amendment to the Trust’s Registration Statement under the Securities Act of 1933, as amended, and shall continue for an initial term of three years, unless sooner terminated by either of the parties hereto in accordance with Paragraph 5 of this Agreement.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement or the Investment Company Act of 1940, shall have the same meaning as and be resolved by reference to such Investment Advisory Agreement or the Investment Company Act of 1940.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TRUST FOR PROFESSIONAL MANAGERS on behalf its series listed on Schedule A	WILLIAM BLAIR INVESTMENT MANAGEMENT, LLC

By: /s/ John P. Buckel	By: /s/ Richard W. Smirl
Name: John P. Buckel	Name: Richard W. Smirl
Title: President	Title: Chief Operating Officer

SCHEDULE A

to the

TRUST FOR PROFESSIONAL MANAGERS

AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT

with

WILLIAM BLAIR INVESTMENT MANAGEMENT, LLC

Series and Class of Trust for Professional Managers	Operating Expense Limitation as a Percentage of Average Daily Net Assets
William Blair Directional Multialternative Fund – Class N	2.05%
William Blair Directional Multialternative Fund – Class I	1.80%
William Blair Directional Multialternative Fund – Institutional Class	1.80%